FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 5 April 2005

REED ELSEVIER PLC
(Registrant)

1-3 Strand
London WC2N 5JR
United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
EXHIBIT INDEX

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant

By:	/s/ L. DIXON Name: L. Dixon Title: Deputy Secretary	By:	/s/ L. DIXON Name: L. Dixon Title: Authorised Signatory

Date:	5 April 2005	Date:	5 April 2005

EXHIBIT INDEX

Exhibit No.	Description
99.1	Disclosure of Interest in Voting Shares of Reed Elsevier PLC

Exhibit 99.1

5 April 2005

ISSUED ON BEHALF OF REED ELSEVIER PLC

Disclosure of Interest in Voting Shares of Reed Elsevier PLC

Reed Elsevier PLC received a notification on 4 April 2005, dated 1 April 2005, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of Legal & General Group plc and/or its subsidiaries in the ordinary shares of Reed Elsevier PLC is 49,863,553 shares, representing 3.91% of the Company’s current issued share capital.